FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: July 30, 2007

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results for the Three Months Ended June 30, 2007

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2007

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated financial information for the three months ended June 30, 2007 :

(1) Consolidated results of operations :

	Japanese Yen
	Three months ended June 30,		Year ended March 31,
	2006	2007	2007
Net sales	¥291,201 million	¥315,450 million	¥1,283,897 million
% change from the previous period	10.5%	8.3%
Profit from operations	29,902 million	31,616 million	135,102 million
% change from the previous period	121.6%	5.7%
Income from continuing operations before income taxes	36,065 million	40,484 million	156,540 million
% change from the previous period	121.1%	12.3%
Net income	20,072 million	24,984 million	106,504 million
% change from the previous period	133.3%	24.5%
Earnings per share :
Basic	¥106.82	¥132.30	¥566.03
Diluted	106.61	131.93	564.79

Note :

In accordance with the Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statement of income for the three months ended June 30, 2006 has been retrospectively reclassified as for the discontinued operations.

(2) Consolidated financial position :

	Japanese Yen
	June 30,		March 31,
	2006	2007	2007
Total assets	¥1,973,816 million	¥2,151,570 million	¥2,130,464 million
Stockholders’ equity	1,319,510 million	1,543,254 million	1,514,560 million
Stockholders’ equity to total assets	66.9%	71.7%	71.1%
Stockholders’ equity per share	¥7,021.14	¥8,166.01	¥8,028.45

(3) Consolidated cash flows :

Japanese Yen
	Three months ended June 30,		Year ended March 31,
	2006	2007	2007
Cash flows from operating activities	¥27,604 million	¥35,010 million	¥149,644 million
Cash flows from investing activities	(61,083) million	(35,060) million	(151,703) million
Cash flows from financing activities	240 million	(3,549) million	(20,645) million
Cash and cash equivalents at end of period	266,624 million	286,562 million	282,208 million

2. Consolidated financial forecast for the year ending March 31, 2008 :

Japanese Yen
Year ending March 31, 2008
Net sales	¥1,330,000 million
% change from the year ended March 31, 2007	3.6%
Profit from operations	¥151,000 million
% change from the year ended March 31, 2007	11.8%
Income before income taxes	¥166,000 million
% change from the year ended March 31, 2007	6.0%
Net income	¥103,000 million
% change from the year ended March 31, 2007	(3.3)%

Notes :

1. There is no change in the above forecast for the year ending March 31, 2008 from the original forecast, which was shown in the Form 6-K submitted on April 26, 2007.

2. Forecast of earnings per share : ¥543.89

Net income per share amount is computed based on SFAS No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2007.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 12.

3. Change in accounting policies except due to new accounting standards : None

Business Results, Financial Condition and Prospects

1. Business Result for the Three Months Ended June 30, 2007

(1) Economic Situation and Business Environment

Despite a lack of vitality in industrial production, the overall domestic economy during the three months ended June 30, 2007 (the first quarter) continued at a pace of moderate expansion, as evidenced by factors such as an increase in capital expenditures. At the same time, the U.S. economy grew steadily despite concerns over the impact of issues related to housing loans for consumers with low creditworthiness on personal consumption. Increases in exports and production led to growth in the European economy.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for passive components for such equipment expanded due to increased market strength compared with the three months ended June 30, 2006 (the previous first quarter).

(2) Consolidated Financial Results

Consolidated net sales for the first quarter amounted to ¥315,450 million, an increase of 8.3% compared with the previous first quarter, reflecting a substantial increase in sales in the Equipment Business and steady growth in sales in most of the Components Business.

The Components Business recorded a decline in profit compared with the previous first quarter due primarily to a downturn in demand for semiconductor parts used in some imaging devices and automotive components for overseas markets together with the impact of an increase in depreciation costs. However, the Equipment Business posted a substantial increase in profit due mainly to improved profitability in the Telecommunications Equipment Group, which made up for a decline in profit in the Components Business. As a result, profits for Kyocera Group as a whole increased, compared with the previous first quarter. Profit from operations increased by 5.7% to ¥31,616 million compared with the previous first quarter. Income from continuing operations before income taxes increased by 12.3% to ¥40,484 million compared with the previous first quarter due to increases in interest and dividend income and equity in earnings of affiliates and unconsolidated subsidiaries. Net income increased by 24.5% to ¥24,984 million compared with the previous first quarter.

	(Yen in millions, except per share amounts and exchange rate)
	Three months ended June 30,
	2006		2007		Increase
	Amount	% of net sales	Amount	% of net sales	(Decrease) (%)
Net sales	291,201	100.0	315,450	100.0	8.3
Profit from operations	29,902	10.3	31,616	10.0	5.7
Income from continuing operations before income taxes	36,065	12.4	40,484	12.8	12.3
Net income	20,072	6.9	24,984	7.9	24.5
Diluted earnings per share	106.61	—	131.93	—	23.8
Average US$ exchange rate	115	—	121	—	—
Average Euro exchange rate	144	—	163	—	—

Note 1. Kyocera sold its shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services; as a result, business results for Kyocera Leasing Co., Ltd. for the previous first quarter have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S. As a result, reclassified consolidated net sales for the previous first quarter decreased by ¥1,495 million compared with the result previously announced, reclassified profit from operations decreased by ¥740 million and income from continuing operations before income taxes for the previous first quarter decreased by ¥862 million, respectively.

(3) Implemented Management Measures and Significant Decisions

AVX Corporation (AVX), a U.S. subsidiary, decided to make American Technical Ceramics Corp., a U.S.-based maker of electronic components, into a wholly-owned subsidiary in June 2007, with the goal of strengthening its advanced components business such as high frequency ceramic capacitors. In doing so, AVX will expand its product line-up and its sales networks for high-value-added products.

(4) Consolidated Financial Results by Reporting Segment

Components Business :

Sales in the Components Business increased by 5.5% compared with the previous first quarter to ¥162,695 million, while operating profit decreased by 8.4% to ¥23,456 million.

Consolidated results by reporting segment in the Components Business are as follows.

1) Fine Ceramic Parts Group

Sales of semiconductor processing equipment increased during the first quarter. However, sales of automotive components for overseas markets slumped. As a result, in this reporting segment sales increased, while operating profit decreased, compared with the previous first quarter.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment decreased compared with the previous first quarter. Despite an increase in sales of organic packages, there was an adjustment in demand for certain ceramic packages used in imaging devices.

3) Applied Ceramic Products Group

While sales increased in this reporting segment compared with the previous first quarter due primarily to growth recorded in the solar energy business and the cutting tools business, profitability in the medical materials business deteriorated due to reduction in official prices. As a result, operating profit decreased in this reporting segment.

4) Electronic Device Group

Sales increased in this reporting segment compared with the previous first quarter. Apart from an increase in sales at AVX, sales of ceramic capacitors for flat-panel TVs and game consoles and of timing devices for mobile phone handsets grew. Operating profit slightly decreased due to an increase in depreciation.

Equipment Business:

Sales in the Equipment Business increased by 14.8% to ¥127,231 million, and operating profit increased by 55.6% to ¥9,037 million compared with the previous first quarter.

Consolidated results by reporting segment in the Equipment Business are as follows.

1) Telecommunications Equipment Group

Sales in this reporting segment increased compared with the previous first quarter due to robust sales of new mobile phone handsets in Japan. Operating profit improved compared with the previous first quarter due to the positive effect of sales growth in the domestic mobile phone handsets business and a reduction in loss at Kyocera Wireless Corp.

2) Information Equipment Group

Sales and operating profit increased in this reporting segment due to sales contribution of color printers and multifunctional systems released late in the year ended March 31, 2007 (fiscal 2007).

Others:

Sales in this reporting segment slightly increased by 0.2% to remain roughly on par with the previous first quarter at ¥31,628 million. Operating profit increased by 82.4% to ¥1,297 million compared with the previous first quarter due mainly to sales growth at Kyocera Communication Systems Co., Ltd. and reduced loss in the optical-related business.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Three months ended June 30,
	2006		2007		Increase (Decrease) %
	Amount	% of net sales	Amount	% of net sales
Fine Ceramic Parts Group	18,617	6.4	20,545	6.5	10.4
Semiconductor Parts Group	36,013	12.4	35,277	11.2	(2.0)
Applied Ceramic Products Group	31,258	10.7	33,420	10.6	6.9
Electronic Device Group	68,307	23.5	73,453	23.3	7.5

Total Components Business	154,195	53.0	162,695	51.6	5.5
Telecommunications Equipment Group	50,577	17.4	59,959	19.0	18.5
Information Equipment Group	60,266	20.7	67,272	21.3	11.6

Total Equipment Business	110,843	38.1	127,231	40.3	14.8
Others	31,556	10.8	31,628	10.0	0.2
Adjustments and eliminations	(5,393)	(1.9)	(6,104)	(1.9)	—

Net sales	291,201	100.0	315,450	100.0	8.3

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Three months ended June 30,
	2006		2007		Increase (Decrease) %
	Amount	% of segment sales	Amount	% of segment sales
Fine Ceramic Parts Group	3,431	18.4	3,045	14.8	(11.3)
Semiconductor Parts Group	5,511	15.3	4,023	11.4	(27.0)
Applied Ceramic Products Group	6,389	20.4	6,136	18.4	(4.0)
Electronic Device Group	10,269	15.0	10,252	14.0	(0.2)

Total Components Business	25,600	16.6	23,456	14.4	(8.4)
Telecommunications Equipment Group	(2,843)	—	(369)	—	—
Information Equipment Group	8,651	14.4	9,406	14.0	8.7

Total Equipment Business	5,808	5.2	9,037	7.1	55.6
Others	711	2.3	1,297	4.1	82.4

Operating profit	32,119	11.0	33,790	10.7	5.2
Corporate	4,342	—	4,917	—	13.2
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(343)	—	1,772	—	—
Adjustments and eliminations	(53)	—	5	—	—

Income from continuing operations before income taxes	36,065	12.4	40,484	12.8	12.3

Note 2. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, sales and operating profit for the previous first quarter have been retroactively reclassified.

Note 3. For the reasons set forth in Note 1 on page 4 and Note 2 above, net sales of “Others” in the previous first quarter increased by ¥1,118 million and “Adjustments and eliminations” decreased by ¥(219) million compared with those previously announced. Also, operating profit of “Others” in the previous first quarter decreased by ¥1,329 million, and “Adjustments and eliminations” increased by ¥(1) million compared with those previously announced.

(5) Consolidated Sales by Geographic Area

	(Yen in millions)
	Three months ended June 30,
	2006		2007		Increase (Decrease) (% )
	Amount	% of net sales	Amount	% of net sales
Japan	112,328	38.6	121,804	38.6	8.4
USA	61,703	21.2	62,692	19.9	1.6
Asia	51,128	17.5	57,480	18.2	12.4
Europe	46,468	16.0	55,383	17.6	19.2
Others	19,574	6.7	18,091	5.7	(7.6)

Net sales	291,201	100.0	315,450	100.0	8.3

Note 4. For the reasons set forth in Note 1 on page 4, consolidated sales in Japan in the previous first quarter decreased by ¥1,495 million, compared with that of previously announced.

1) Japan

Sales increased compared with the previous first quarter due to large growth for mobile phone handsets and products in the Fine Ceramic Parts Group.

2) United States of America

Sales slightly increased compared with the previous first quarter due to growth in mobile phone handsets and products in the Information Equipment Group, which was partly offset by decline in sales of the Electronic Device Group and the Semiconductor Parts Group.

3) Asia

Sales substantially increased compared with the previous first quarter due to growth for products in the Electronic Device Group although sales in Personal Handyphone System decreased.

4) Europe

Sales increased largely compared with the previous first quarter due to growth for the Information Equipment Group coupled with growth in solar energy business.

5) Others

Sales decreased compared with the previous first quarter due to decline in sales of the Telecommunication Equipment Group in Oceania.

2. Cash flows

Cash and cash equivalents at June 30, 2007 increased by ¥4,354 million to ¥286,562 million compared with those at March 31, 2007.

	(Yen in millions)
	Three months ended June 30,
	2006	2007
Cash flows from operating activities	27,604	35,010
Cash flows from investing activities	(61,083)	(35,060)
Cash flows from financing activities	240	(3,549)
Effect of exchange rate changes on cash and cash equivalents	(946)	7,953
Net (decrease) increase in cash and cash equivalents	(34,185)	4,354
Cash and cash equivalents at beginning of period	300,809	282,208
Cash and cash equivalents at end of period	266,624	286,562

1) Cash Flows from Operating Activities

Net cash provided by operating activities in the first quarter increased by ¥7,406 million to ¥35,010 million from the previous first quarter of ¥27,604 million. Although payments of income taxes increased, net income increased by ¥4,912 million and cash and cash equivalent in connection with receivables and inventories significantly increased compared with the previous first quarter.

2) Cash Flows from Investing Activities

Net cash used in investing activities in the first quarter decreased by ¥26,023 million to ¥35,060 million from the previous first quarter of ¥61,083 million. This was due mainly to a decrease in deposit of negotiable certificate of deposits and time deposits compared with the previous first quarter.

3) Cash Flows from Financing Activities

Cash flows from financing activities changed from ¥240 million of net cash provided by during the previous first quarter to ¥3,549 million of net cash used in during this first quarter. This was due mainly to decreases in proceeds of issuance of short and long term debt and increases in dividends paid.

3. Consolidated Financial Forecast for the Year Ending March 31, 2008

Performance in the first quarter progressed steadily toward the attainment of full-year forecasts. Production activities for personal computers and mobile phone handsets are expected to be further brisk from the second quarter of the year ending March 31, 2008 (fiscal 2008) onward. As a result, Kyocera forecasts growth in demand of components used in these products. Profits are therefore expected to increase in the Components Business. Kyocera also forecasts growth in the solar energy business in light of plans to increase production volume of solar cells and modules in the second half of fiscal 2008. In addition, an ongoing program of new product introductions is expected to boost sales and profits in the Equipment Business.

Consolidated forecasts for fiscal 2008 are as follows and there is no revision of our initial forecasts.

Consolidated forecasts for fiscal 2008 (Released on April 26, 2007)

	(Yen in millions, except per share amounts and exchange rates)
	Fiscal 2008 Forecasts		Increase (Decrease) from Fiscal 2007 (% )
	Amount	% of net sales
Net sales	1,330,000	100.0	3.6
Profit from operations	151,000	11.4	11.8
Income before income taxes	166,000	12.5	6.0
Net income	103,000	7.7	(3.3)
Diluted earnings per share	543.89	—	(3.7)
Average US$ exchange rate	110	—	—
Average Euro exchange rate	150	—	—

Note 5. The average U.S. dollar and Euro exchange rates set forth above are the forecast average from July 1, 2007 to March 31, 2008.

Note 6. Forecast of diluted earnings per share for fiscal 2008 set forth above is computed based on the diluted average number of shares outstanding during the first quarter.

Note 7. Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations, and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; holding licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affects its results of operations; future initiatives and in-process research and development may not produce the desired results; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; and fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	(Unaudited) June 30, 2006		(Unaudited) June 30, 2007		March 31, 2007
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥266,624		¥286,562		¥282,208
Short-term investments	129,941		215,888		213,495
Trade notes receivables	24,981		23,388		25,033
Trade accounts receivables	199,679		227,590		236,380
Less allowances for doubtful accounts and sales returns	(7,055)		(6,333)		(5,960)
Inventories	203,030		211,773		209,188
Deferred income taxes	40,911		46,239		45,390
Other current assets	75,596		81,202		40,757

Total current assets	933,707	47.3	1,086,309	50.5	1,046,491	49.1

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,017		11,941		10,093
Securities and other investments	582,216		660,474		690,568

Total investments and advances	589,233	29.9	672,415	31.2	700,661	32.9
Property, plant and equipment, at cost :
Land	58,375		57,604		56,806
Buildings	251,710		266,971		261,998
Machinery and equipment	705,111		748,955		729,636
Construction in progress	8,232		10,071		7,362
Less accumulated depreciation	(737,524)		(800,460)		(774,896)

Total property, plant and equipment, at cost	285,904	14.5	283,141	13.2	280,906	13.2
Goodwill	31,166	1.6	34,204	1.6	32,894	1.5
Intangible assets	30,041	1.5	23,876	1.1	24,657	1.2
Other assets	103,765	5.2	51,625	2.4	44,855	2.1

Total non-current assets	1,040,109	52.7	1,065,261	49.5	1,083,973	50.9

Total assets	¥1,973,816	100.0	¥2,151,570	100.0	¥2,130,464	100.0

	Yen in millions
	(Unaudited)		(Unaudited)
	June 30, 2006		June 30, 2007		March 31, 2007
	Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥99,062		¥21,998		¥15,250
Current portion of long-term debt	17,728		5,501		5,853
Trade notes and accounts payable	103,863		95,400		100,295
Other notes and accounts payable	44,631		47,708		49,134
Accrued payroll and bonus	45,889		49,493		41,680
Accrued income taxes	17,756		15,732		36,475
Other accrued liabilities	31,778		32,756		33,391
Other current liabilities	19,701		28,341		24,110

Total current liabilities	380,408	19.3	296,929	13.8	306,188	14.4

Non-current liabilities :
Long-term debt	31,848		6,984		7,283
Accrued pension and severance liabilities	24,844		16,922		16,297
Deferred income taxes	140,975		201,593		206,858
Other non-current liabilities	10,735		14,417		12,355

Total non-current liabilities	208,402	10.5	239,916	11.2	242,793	11.4

Total liabilities	588,810	29.8	536,845	25.0	548,981	25.8

Minority interests in subsidiaries	65,496	3.3	71,471	3.3	66,923	3.1
Stockholders’ equity :
Common stock	115,703		115,703		115,703
Additional paid-in capital	161,960		162,528		162,363
Retained earnings	978,261		1,072,926		1,055,293
Accumulated other comprehensive income	91,269		211,213		203,056
Treasury stock, at cost	(27,683)		(19,116)		(21,855)

Total stockholders’ equity	1,319,510	66.9	1,543,254	71.7	1,514,560	71.1

Total liabilities, minority interests and stockholders’ equity	¥1,973,816	100.0	¥2,151,570	100.0	¥2,130,464	100.0

Note : Accumulated other comprehensive income is as follows.

	Yen in millions
	June 30, 2006	June 30, 2007	March 31, 2007
Net unrealized gains on securities	¥104,270	¥177,110	¥184,670
Net unrealized (losses) gains on derivative financial instruments	¥(134)	¥(49)	¥63
Minimum pension liability adjustments	¥(2,057)	—	—
Pension adjustments	—	¥14,831	¥15,419
Foreign currency translation adjustments	¥(10,810)	¥19,321	¥2,904

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Three months ended June 30,				Increase
	2006		2007		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥291,201	100.0	¥315,450	100.0	¥24,249	8.3
Cost of sales	200,345	68.8	219,826	69.7	19,481	9.7

Gross profit	90,856	31.2	95,624	30.3	4,768	5.2
Selling, general and administrative expenses	60,954	20.9	64,008	20.3	3,054	5.0

Profit from operations	29,902	10.3	31,616	10.0	1,714	5.7
Other income (expenses) :
Interest and dividend income	4,586	1.6	6,309	2.0	1,723	37.6
Interest expense	(219)	(0.1)	(410)	(0.1)	(191)	—
Foreign currency transaction (losses) gains, net	(55)	(0.0)	1,009	0.3	1,064	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(343)	(0.1)	1,772	0.6	2,115	—
Gains (losses) on sales of securities, net	1,810	0.6	(14)	(0.0)	(1,824)	—
Other, net	384	0.1	202	0.0	(182)	(47.4)

Total other income	6,163	2.1	8,868	2.8	2,705	43.9

Income from continuing operations before income taxes and minority interests	36,065	12.4	40,484	12.8	4,419	12.3
Income taxes	15,080	5.2	13,972	4.4	(1,108)	(7.3)

Income from continuing operations before minority interests	20,985	7.2	26,512	8.4	5,527	26.3
Minority interests	(1,394)	(0.5)	(1,528)	(0.5)	(134)	—

Income from continuing operations	19,591	6.7	24,984	7.9	5,393	27.5
Income from discontinued operations	481	0.2	—	—	(481)	—

Net income	¥20,072	6.9	¥24,984	7.9	¥4,912	24.5

Earnings per share :
Income from continuing operations :
Basic	¥104.26		¥132.30
Diluted	¥104.06		¥131.93
Income from discontinued operations :
Basic	¥2.56		—
Diluted	¥2.55		—
Net income :
Basic	¥106.82		¥132.30
Diluted	¥106.61		¥131.93
Weighted average number of shares of common stock outstanding :
Basic	187,901		188,846
Diluted	188,283		189,378

Notes :

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended June 30, 2006 and 2007 were an increase of ¥38,394 million and an increase of ¥33,141 million, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.

3.	In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated financial statement for the three months ended June 30, 2006 has been retrospectively reclassified as for the discontinued operations.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
Net income for the year			106,504			¥106,504
Other comprehensive income				112,551		112,551

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SAFS No. 158, net of taxes				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Balance, March 31, 2007 (188,649)	115,703	162,363	1,055,293	203,056	(21,855)
(Unaudited)
Cumulative effect of applying FIN 48 to opening balance (Note)			3,968
Net income for the period			24,984			¥24,984
Other comprehensive income				8,157		8,157

Total comprehensive income for the period						¥33,141

Cash dividends			(11,319)
Purchase of treasury stock (5)					(60)
Reissuance of treasury stock (341)		102			2,799
Stock option plan of subsidiaries		63

Balance, June 30, 2007 (188,985)	¥115,703	¥162,528	¥1,072,926	¥211,213	¥(19,116)

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
(Unaudited)
Net income for the period			20,072			¥20,072
Other comprehensive income				18,322		18,322

Total comprehensive income for the period						¥38,394

Cash dividends			(9,387)
Purchase of treasury stock (4)					(43)
Reissuance of treasury stock (183)		(34)			1,503

Balance, June 30, 2006 (187,934)	¥115,703	¥161,960	¥978,261	¥91,269	¥(27,683)

Note :

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. Cumulative effect of applying FIN 48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended June 30,
	2006	2007
Cash flows from operating activities :
Net income	¥20,072	¥24,984
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	16,699	19,242
Write-down of inventories	1,640	2,205
(Gains) losses on sales of securities, net	(1,810)	14
Minority interests	1,394	1,528
Decrease in receivables	4,002	17,132
(Increase) decrease in inventories	(15,355)	1,953
Increase (decrease) in notes and accounts payable	3,109	(16,223)
Decrease in accrued income taxes	(10,138)	(20,013)
Increase in other current liabilities	9,583	11,605
Other, net	(1,592)	(7,417)

Net cash provided by operating activities	27,604	35,010

Cash flows from investing activities :
Payments for purchases of securities	(19,516)	(11,915)
Sales and maturities of securities	16,009	21,316
Payments for purchases of property, plant and equipment, and intangible assets	(18,219)	(17,839)
Proceeds from sales of property, plant and equipment, and intangible assets	309	300
Deposit of negotiable certificate of deposits and time deposits	(85,924)	(49,664)
Withdrawal of negotiable certificate of deposits and time deposits	46,249	22,533
Other, net	9	209

Net cash used in investing activities	(61,083)	(35,060)

Cash flows from financing activities :
Increase in short-term debt	8,324	5,847
Proceeds from issuance of long-term debt	1,451	—
Payments of long-term debt	(1,326)	(914)
Dividends paid	(9,508)	(11,174)
Purchase of treasury stock	(43)	(60)
Reissuance of treasury stock	1,469	2,901
Other, net	(127)	(149)

Net cash provided by (used in) financing activities	240	(3,549)

Effect of exchange rate changes on cash and cash equivalents	(946)	7,953

Net (decrease) increase in cash and cash equivalents	(34,185)	4,354
Cash and cash equivalents at beginning of period	300,809	282,208

Cash and cash equivalents at end of period	¥266,624	¥286,562

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	Yen in millions
	Three months ended June 30,
	2006	2007	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥18,617	¥20,545	¥1,928	10.4
Semiconductor Parts Group	36,013	35,277	(736)	(2.0)
Applied Ceramic Products Group	31,258	33,420	2,162	6.9
Electronic Device Group	68,307	73,453	5,146	7.5
Telecommunications Equipment Group	50,577	59,959	9,382	18.5
Information Equipment Group	60,266	67,272	7,006	11.6
Others	31,556	31,628	72	0.2
Adjustments and eliminations	(5,393)	(6,104)	(711)	—

	¥291,201	¥315,450	¥24,249	8.3

Operating profit :
Fine Ceramic Parts Group	¥3,431	¥3,045	¥(386)	(11.3)
Semiconductor Parts Group	5,511	4,023	(1,488)	(27.0)
Applied Ceramic Products Group	6,389	6,136	(253)	(4.0)
Electronic Device Group	10,269	10,252	(17)	(0.2)
Telecommunications Equipment Group	(2,843)	(369)	2,474	—
Information Equipment Group	8,651	9,406	755	8.7
Others	711	1,297	586	82.4

	32,119	33,790	1,671	5.2
Corporate	4,342	4,917	575	13.2
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(343)	1,772	2,115	—
Adjustments and eliminations	(53)	5	58	—

Income from continuing operations before income taxes and minority interests	¥36,065	¥40,484	¥4,419	12.3

Depreciation and amortization :
Fine Ceramic Parts Group	¥905	¥1,459	¥554	61.2
Semiconductor Parts Group	2,770	3,129	359	13.0
Applied Ceramic Products Group	1,811	2,006	195	10.8
Electronic Device Group	4,430	5,274	844	19.1
Telecommunications Equipment Group	1,547	2,241	694	44.9
Information Equipment Group	3,252	2,788	(464)	(14.3)
Others	1,311	1,561	250	19.1
Corporate	637	784	147	23.1

Total	¥16,663	¥19,242	¥2,579	15.5

Capital expenditures :
Fine Ceramic Parts Group	¥990	¥1,174	¥184	18.6
Semiconductor Parts Group	3,310	2,027	(1,283)	(38.8)
Applied Ceramic Products Group	845	1,717	872	103.2
Electronic Device Group	5,404	5,113	(291)	(5.4)
Telecommunications Equipment Group	943	542	(401)	(42.5)
Information Equipment Group	3,915	1,924	(1,991)	(50.9)
Others	730	792	62	8.5
Corporate	575	1,755	1,180	205.2

Total	¥16,712	¥15,044	¥(1,668)	(10.0)

2. Geographic segments (Sales and Operating profit by geographic area) :

	Yen in millions
	Three months ended June 30,
	2006	2007	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales :
Japan	¥119,482	¥128,689	¥9,207	7.7
Intra-group sales and transfer between geographic areas	91,654	93,725	2,071	2.3

	211,136	222,414	11,278	5.3

United States of America	71,539	73,213	1,674	2.3
Intra-group sales and transfer between geographic areas	8,941	8,739	(202)	(2.3)

	80,480	81,952	1,472	1.8

Asia	45,263	49,761	4,498	9.9
Intra-group sales and transfer between geographic areas	36,880	42,908	6,028	16.3

	82,143	92,669	10,526	12.8

Europe	48,824	57,739	8,915	18.3
Intra-group sales and transfer between geographic areas	10,064	10,546	482	4.8

	58,888	68,285	9,397	16.0

Others	6,093	6,048	(45)	(0.7)
Intra-group sales and transfer between geographic areas	2,595	3,587	992	38.2

	8,688	9,635	947	10.9

Adjustments and eliminations	(150,134)	(159,505)	(9,371)	—

	¥291,201	¥315,450	¥24,249	8.3

Operating profit :
Japan	¥23,162	¥23,897	¥735	3.2
United States of America	2,449	2,203	(246)	(10.0)
Asia	5,212	5,592	380	7.3
Europe	1,755	2,758	1,003	57.2
Others	1,578	774	(804)	(51.0)

	34,156	35,224	1,068	3.1
Adjustments and eliminations	(2,090)	(1,429)	661	—

	32,066	33,795	1,729	5.4
Corporate	4,342	4,917	575	13.2
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(343)	1,772	2,115	—

Income from continuing operations before income taxes and minority interest	¥36,065	¥40,484	¥4,419	12.3

3. Geographic segments (Sales by region) :

	Yen in millions
	Three months ended June 30,				Increase (Decrease)
	2006		2007
	Amount	%	Amount	%	Amount	%
Japan	¥112,328	38.6	¥121,804	38.6	¥9,476	8.4
United States of America	61,703	21.2	62,692	19.9	989	1.6
Asia	51,128	17.5	57,480	18.2	6,352	12.4
Europe	46,468	16.0	55,383	17.6	8,915	19.2
Others	19,574	6.7	18,091	5.7	(1,483)	(7.6)

Net sales	¥291,201	100.0	¥315,450	100.0	¥24,249	8.3

Sales outside Japan	¥178,873		¥193,646		14,773	8.3
Sales outside Japan to net sales	61.4%		61.4%

Appendix

Consolidated Orders and Production by Reporting Segment

Consolidated Orders by Reporting Segment

	(Yen in millions)
	Three month ended June 30,				Increase (Decrease) (%)
	2006		2007
	Amount	% of orders	Amount	% of orders
Fine Ceramic Parts Group	19,629	6.3	21,194	6.8	8.0
Semiconductor Parts Group	37,542	12.1	36,062	11.6	(3.9)
Applied Ceramic Products Group	32,985	10.7	34,162	10.9	3.6
Electronic Device Group	73,354	23.7	75,645	24.2	3.1

Total Components Business	163,510	52.8	167,063	53.5	2.2
Telecommunications Equipment Group	58,714	18.9	50,872	16.3	(13.4)
Information Equipment Group	60,072	19.4	67,601	21.7	12.5

Total Equipment Business	118,786	38.3	118,473	38.0	(0.3)
Others	32,960	10.6	32,256	10.3	(2.1)
Adjustments and eliminations	(5,391)	(1.7)	(5,799)	(1.8)	—

Orders	309,865	100.0	311,993	100.0	0.7

Note 1. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, previously reported orders for the previous first quarter have been retroactively reclassified.

Note 2. For the reasons set forth in Note 1 on page 4 and Note 1 above, orders of “Others” in the previous first quarter increased by ¥778 million, “Adjustments and eliminations” decreased by ¥(202) million and total of “Orders” decreased by ¥2,112 million compared with those previously announced.

Consolidated Production by Reporting Segment

	(Yen in millions)
	Three month ended June 30,				Increase (Decrease) (%)
	2006		2007
	Amount	% of production	Amount	% of production
Fine Ceramic Parts Group	18,659	6.2	20,634	6.5	10.6
Semiconductor Parts Group	37,473	12.6	35,642	11.3	(4.9)
Applied Ceramic Products Group	31,501	10.6	35,208	11.2	11.8
Electronic Device Group	69,283	23.3	75,306	23.9	8.7

Total Components Business	156,916	52.7	166,790	52.9	6.3
Telecommunications Equipment Group	52,358	17.6	55,697	17.7	6.4
Information Equipment Group	65,830	22.1	69,103	21.9	5.0

Total Equipment Business	118,188	39.7	124,800	39.6	5.6
Others	22,586	7.6	23,569	7.5	4.4

Production	297,690	100.0	315,159	100.0	5.9

Note 3. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, previously reported production for the previous first quarter have been retroactively reclassified.

July 30, 2007

KYOCERA CORPORATION

Consolidated Financial Highlights (Unaudited)

Results for the Three Months Ended June 30, 2007

	(Yen in millions, except per share amounts and exchange rates)
	Three months ended June 30,		Increase (Decrease) %
	2006	2007
Net sales	291,201	315,450	8.3
Profit from operations	29,902	31,616	5.7
Income from continuing operations before income taxes	36,065	40,484	12.3
Net income	20,072	24,984	24.5
Average exchange rates :
US$	115	121	—
Euro	144	163	—
Earnings per share :
Net income :
Basic	106.82	132.30	23.9
Diluted	106.61	131.93	23.8
Capital expenditures	16,712	15,044	(10.0)
Depreciation	14,427	16,281	12.9
R&D expenses	15,632	15,315	(2.0)
Total assets	1,973,816	2,151,570	9.0
Stockholders’ equity	1,319,510	1,543,254	17.0
Sales of products manufactured outside Japan to net sales (%)	34.1	33.7	—

Note : Kyocera sold its shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services in the year ended March 31, 2007, and as a result, business results of Kyocera Leasing Co., Ltd. for the three months ended June 30, 2006 have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S. As a result, reclassified consolidated net sales for the three months ended June 30, 2006 decreased by ¥1,495 million compared with the result previously announced, reclassified profit from operations decreased by ¥740 million, income from continuing operations before income taxes decreased by ¥862 million, capital expenditures decreased by ¥18 million, depreciation decreased by ¥17 million, respectively. The rate of sales of products manufactured outside Japan to net sales was 0.2 points higher than the result previously announced.